Exhibit 99.1

[FACE OF NOTE]

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED	CUSIP: [ ]

PRINCIPAL AMOUNT: $[ ]
NO. 1

CREDIT SUISSE
Accelerated Return Equity Securities (ARES)SM Linked to

[    ]

due [    ]

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the “Branch”), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof).

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

This Note will not pay interest.

F-1

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed under its corporate seal.

CREDIT SUISSE,
acting through its Nassau branch

By:
Name:
Title: Authorized Signatory

By:
Name:
Title: Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:  [   ]

THE BANK OF NEW YORK,
as Trustee

By:
Name:
Title: Authorized Signatory

F-2

[REVERSE OF NOTE]

CREDIT SUISSE
Accelerated Return Equity Securities (ARES)SM Linked to
[   ]
due [   ]

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the “Indenture”), between the Company and The Bank of New York (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

This Note is one of a series designated as the Accelerated Return Equity Securities (ARES)SM Linked to the Performance of [   ] (the “reference index”) due [   ] (the “Note”).

This Note will not pay interest.

The Securities are issuable initially only in registered form without coupons in minimum denominations of $[   ] and any integral multiples of $[   ] in excess of that amount at the office or agency of the Company in the Borough of Manhattan, The City of New York, and in the manner and subject to the limitations provided in the Indenture.

The Securities will not be redeemable at the option of the Company prior to maturity.

The Company will not be required to pay any Additional Amounts on the Securities.

Maturity Date

The Maturity Date of the Securities is [   ] (the “Maturity Date”); however, if a market disruption event exists on the final valuation date, as determined by the Calculation Agent, the Maturity Date will be the later of [   ], and the fifth Business Day following the date on which the final index level is calculated.

Redemption Amount

The Company will redeem the Securities at maturity for a redemption amount in cash that will equal the principal amount of the Securities multiplied by the sum of 1 plus the index return (the “Redemption Amount”).  The index return will be based on the difference between the final index level and the initial index level, expressed as a percentage.  How the index return will be calculated depends on whether the final index level is greater than, less than or equal to the initial index level:

•                  If the final index level is greater than the initial index level, [subject to a cap of [   ],] then the index return will equal:

[ ]%	×	final index level - initial index level
initial index level

Thus, if the final index level is greater than the initial index level, the index return will be a positive number, and the Redemption Amount will equal more than the principal amount of the Securities.

•                  If the final index level is equal to the initial index level, then the index return will equal zero and the Redemption Amount will equal the principal amount of the Securities.

•                  If the final index level is less than the initial index level, then the index return will equal:

final index level - initial index level
initial index level

Thus, if the final index level is less than the initial index level, the index return will be negative, and the Redemption Amount will equal less than the principal amount of the Securities at maturity or zero.

The “initial index level” for the reference index is [   ].

The “final index level” will equal the arithmetic average of the final levels on the valuation dates.

The “final level” for the reference index will equal [the closing level of the reference index on a valuation date.][the closing level of the referece index on the valuation date.]

[The “valuation date” is [   ],][The “valuation dates” are each of the five business days prior to and including [   ], which will be the final valuation date,] subject to a postponement if a market disruption event occurs on a valuation date.  If any valuation date is not a business day, such valuation date will be the next succeeding business day, subject to a postponement if a market disruption event occurs on a valuation date.

The “closing level” for the reference index will be, on any relevant index business day, the level of the reference index determined by the calculation agent at the “valuation time” for the reference index, which is the time at which the sponsor for the reference index (the “index sponsor”) calculates the closing level of the reference index on such index business day, as such level is calculated and published by the index sponsor, subject to the adjustment provisions described under “—Adjustments to the calculation of the reference index” below.

A “business day” is any day, other than a Saturday, Sunday or a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.

An “index business day” with respect to the reference index is any day that is (or, but for the occurrence of a market disruption event, would have been) a day on which trading is generally conducted on the applicable exchange and related exchanges (each as defined below), other than a day on which the applicable exchange or related exchanges is scheduled to close prior to its regular weekday closing time. “Exchange” with respect to the reference index means the principal exchange on which any stock underlying the reference index is traded. “Related exchange” means any exchange on which futures or options contracts relating to the reference index are traded.

Market Disruption Events

A “market disruption event” is, in respect of the reference index, the occurrence or existence on any index business day for the reference index during the one-half hour period that ends at the relevant valuation time, of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on:

(a)          an exchange in securities that comprise 20% or more of the level of the reference index based on a comparison of (1) the portion of the level of the reference index attributable to each security in which trading is, in the determination of the calculation agent, materially suspended or materially limited relative to (2) the overall level of the reference index, in the case of (1) or (2) immediately before that suspension or limitation;

(b)         a related exchange in options contracts on the reference index; or

(c)          a related exchange in futures contracts on the reference index;

in the case of (a), (b) or (c) if, in the determination of the calculation agent, such suspension or limitation is material.

If the Calculation Agent determines that a market disruption event exists in respect of the reference index on a valuation date, then that valuation date will be postponed to the first succeeding index business day on which the Calculation Agent determines that no market disruption event exists, unless in respect of the valuation date the Calculation Agent determines that a market disruption event exists on each of the five index business days immediately following the scheduled valuation date. In that case, (a) the fifth succeeding index business day following the scheduled valuation date will be deemed to be the valuation date, notwithstanding the market disruption event, and (b) the Calculation Agent will determine the index level on that deemed valuation date in accordance with the formula for and method of calculating the reference index last in effect prior to the commencement of the market disruption event using exchange traded prices on the relevant exchanges (as determined by the Calculation Agent in its sole and absolute discretion) or, if trading in any security or securities comprising the reference index has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on the exchanges (as determined by the Calculation Agent in its sole and absolute discretion) but for the suspension or limitation, as of the valuation time on that deemed valuation date, of each such security comprising the reference index (subject to the provisions on adjustments to the calculation of the reference index below).

In the event that a market disruption event exists on the valuation date, the Maturity Date of the Securities will be postponed to the fifth business day following the day as of which the closing level on the valuation date for the reference index has been calculated. No interest or other payment will be payable because of any such postponement of the Maturity Date.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Securities, absent manifest error.

Adjustments to the calculation of the reference index

If the reference index is (a) not calculated and announced by its sponsor but is calculated and announced by a successor acceptable to the Calculation Agent or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the reference index, then the reference index will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the Company and the Trustee, which will provide notice of the selection of the successor index to the registered holders of the Securities in the manner set forth in the prospectus.

If (x) on or prior to a valuation date the index sponsor makes, in the determination of the Calculation Agent, a material change in the formula for or the method of calculating a reference index or in any other way materially modifies the reference index (other than a modification prescribed in that formula or method to maintain the reference index in the event of changes in constituent stocks and capitalization and other routine events) or (y) on any valuation date the index sponsor (or a successor sponsor) fails to calculate and announce the reference index, then the Calculation Agent will calculate the Redemption Amount using, in lieu of a published level for the reference index, the level for the reference index as at the valuation time on the valuation date as determined by the Calculation Agent in accordance with the formula for and method of calculating the reference index last in effect prior to that change or failure, but using only those securities that comprised the reference index immediately prior to that change or failure. Notice of adjustment of the reference index will be provided by the Trustee in the manner set forth in the prospectus.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Company and the beneficial owners of the Securities, absent manifest error.

Manner of Payment

This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

If a payment date is not a Business Day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.

Amendments

The Indenture contains provisions which provide that the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all its property and assets, to any person; (iii) comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment hereunder with respect to the Notes by a successor Trustee; (v) provide for uncertificated or unregistered Notes and to make all appropriate changes for such purpose; (vi) provide for a guarantee from a third party on outstanding Notes that are issued under the Indenture; or (vii) make any change that does not materially and adversely affect the rights of any Holder.

The Indenture contains provisions which provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Notes; provided that, without the consent of each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Note, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Note that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, any Principal or the interest thereon is payable, modify any right to convert or exchange such Holder’s Note for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Notes the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a

Default in the payment of Principal of or interest on any Note of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

Events of Default and Acceleration

In case an Event of Default (as defined in the Indenture) with respect to the Securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Securities (in accordance with the acceleration provisions set forth in the prospectus) will be determined by the Calculation Agent and will equal, for each security, the arithmetic average, as determined by the Calculation Agent, of the fair market value of the Securities as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company’s other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent.

The Company, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and for all other purposes, and neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that, subject to certain conditions, the Holders of at least a majority in principal amount of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Note or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The calculation agent for the Securities (the “Calculation Agent”) is Credit Suisse International.  The calculations and determinations of the Calculation Agent will be final and binding upon all parties (except in the case of manifest error).  The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Redemption Amount of this Note in the manner, at the place, at the time and in the coin or currency herein prescribed.

Terms used herein that are defined in the Indenture and not otherwise defined herein shall have the respective meanings assigned thereto in the Indenture.

The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing

Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE:The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.